UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)

                       NEWPORT NEWS SHIPBUILDING INC.
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                              (Name of Issuer)


                  COMMON STOCK (PAR VALUE $0.01 PER SHARE)
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                       (Title of Class of Securities)


                                 652228107
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                               (CUSIP Number)

                               JOHN H. MULLAN
                        NORTHROP GRUMMAN CORPORATION
                           1840 CENTURY PARK EAST
                       LOS ANGELES, CALIFORNIA 90067
                               (310) 553-6262
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              JANUARY 18, 2002
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.  652228107           SCHEDULE 13D/A

1   NAME OF REPORTING PERSON

    Northrop Grumman Corporation

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    I.R.S. Identification No. 95-4840775

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

  NUMBER OF      7   SOLE VOTING POWER

   SHARES            (SEE ITEM 5)

 BENEFICIALLY    8   SHARED VOTING POWER

OWNED BY EACH           0

                 9   SOLE DISPOSITIVE POWER

  REPORTING          (SEE ITEM 5)

 PERSON WITH

                 10  SHARED DISPOSITIVE POWER

                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    (SEE ITEM 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)                 [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        100%

14      TYPE OF REPORTING PERSON (See Instructions)

        CO

     This Amendment No. 1 amends and supplements the Schedule 13D originally filed on December 11, 2001 by Northrop Grumman Corporation, a Delaware corporation ("Northrop Grumman") with respect to the common stock, par value $0.01 per share, including the associated preferred stock purchase rights (such shares and such rights, together, the "Newport News Common Stock") of Newport News Shipbuilding Inc., a Delaware corporation ("Newport News"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date.

     The items of the Schedule 13D set forth below are hereby amended as follows:

Item 4. Purpose of the Transaction.

     Item 4 of the Schedule 13D is amended by adding the following:

     On January 18, 2002, Newport News was merged with and into Purchaser Corp. I, a Delaware corporation and a direct wholly owned subsidiary of Northrop Grumman (the "Merger"). As a result of the Merger, Newport News ceased to exist as a corporation and all of the business, assets, liabilities and obligations of Newport News were merged into Purchaser Corp. I, with Purchaser Corp. I as the surviving corporation (the "Surviving Corporation").

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is amended by adding the following:

     As a result of the Merger, Northrop Grumman is the beneficial owner of all the outstanding shares of Newport News. See Item 4.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2002

                                     Northrop Grumman Corporation


                                     By:  /s/ John H. Mullan
                                          ------------------------------

                                      Name:  John H. Mullan
                                      Title: Corporate Vice President and
                                             Secretary